Exhibit 1

VALE S.A. MATERIAL FACT DISCLOSURE

Vale informs about the new shareholders’ agreement

For the purposes of Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 358/02, VALE S.A. (“Vale” or the “Company”) announces that, on this date, a new shareholders’ agreement was filed at the Company’s headquarters and disclosed on the Company’s website and on CVM’s website, executed by Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR (“Valepar Agreement”), as shareholders of Valepar S.A. (“Valepar”), jointly referred to as “Shareholders”, which shall enter into force after the expiration of Valepar’s current Shareholders’ Agreement, that is, on May 10, 2017.

The Valepar Agreement, along with the standard provisions in connection with voting rights and right of first refusal for the acquisition of the Shareholders’ shares, provides for the submission to the Company of a proposal for the purpose of enabling the listing of Vale on BM&FBOVESPA’s Novo Mercado special segment and making Vale a company without defined control (“Proposal”). The Proposal is binding on the Shareholders, and it is subject to approval by the Company’s corporate bodies. The Valepar Agreement will have a term of 6 months, counting from the date it takes effect.

The transaction envisaged by the Proposal is composed of a series of indivisible and interdependent steps, whose effectiveness is subject to the successful performance of the other steps.  The Proposal comprises, beyond the performance of all acts and procedures imposed by the applicable legal provisions and rules:

(i)                             Voluntary conversion of Vale class A preferred shares into common shares, based on the conversion rate of 0.9342 common shares for each Vale class A preferred share, based on the average closing price of the common shares and preferred shares over the last 30 trading sessions on the BM&FBOVESPA prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions;

(ii)                          Amendment of Vale’s bylaws, in accordance with the draft attached to the Valepar Agreement, so as to adjust it, as much as possible, to Novo Mercado rules so Vale may be effectively listed on such special segment;

(iii)                       The merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the shareholders of Valepar compared to Valepar’s current shareholding interest, and represents a dilution of approximately 3% of the shareholding interest held by the other shareholders in Vale.

In line with the provisions of item “iii” above, Valepar’s shareholders will receive 1.2065 Vale common shares for each Valepar share held by them. As a result, Vale will issue 173,543,667 new common shares, all registered and without par value, in favor of Valepar’s shareholders. Consequently, Valepar’s shareholders will own a total of 1,908,980,340 Vale common shares after the merger of Valepar.

The R$3,073 million goodwill balance carried on Valepar’s financial statements and its future use by Vale will not be subject to capitalization in favor of Valepar’s shareholders, but will be for the benefit of all Vale’s shareholders.  Valepar will hold at the time of the merger enough cash and cash equivalents to fully settle its liabilities.

The implementation of the Proposal is subject to (i) the approval of the Proposal, including the merger of Valepar into Vale, by Valepar’s and Vale’s corporate bodies; and (ii) the acceptance by at least 54.09% of class A preferred shares of the voluntary conversion, as mentioned in item “i” above, within the maximum term of 45 days from the shareholders’ meeting decision on the matter, resulting in a combined shareholding interest held by the Shareholders of less than 50% of Vale’s total common shares.  Valepar and the Shareholders will not exercise their voting right at Vale’s shareholders’ meetings that consider the voluntary conversion of the Vale class A preferred shares into common shares and the merger of Valepar.

The holders of American Depositary Shares representing class A preferred shares of Vale will be able to elect voluntary conversion into American Depositary Shares representing common shares of Vale, on the same terms available to holders of class A preferred shares.  Class A preferred shares, and preferred ADSs, that do not elect voluntary conversion will remain outstanding.

Concerning Vale’s new By-Laws, we emphasize the following provisions under the Proposal:

(i)                                   At least 20% of the Board of Directors will be composed of independent directors;

(ii)                                Any transfer of corporate control shall ensure to all holders of common shares, through a public offer to acquire common shares, equal treatment with the transferring controlling shareholder;

(iii)                             No shareholder or group of shareholders shall hold Vale’s common shares in an amount equal to or greater than 25% of the total amount of common shares issued by the Company or of the total capital stock, excluding common shares held in treasury, unless it makes a public offer to acquire the common shares of the other shareholders;

(iv)                            Any disputes shall be resolved by arbitration before the BM&FBOVESPA Arbitration Chamber.

On the date of effectiveness of the merger of Valepar into Vale, if the merger is approved, the Shareholders will execute a new shareholders’ agreement (“Vale Agreement”), in order to give Vale stability and to adapt its corporate governance structure during the period of transition to its new corporate structure without defined control. The Vale Agreement, a form of which is attached to Valepar Agreement, will bind only 20% of the totality of Vale’s common shares, and will be in force until November 9, 2020, with no provision for renewal.

The Shareholders will be obligated to take all measures necessary for the effective listing of Vale on the BM&FBOVESPA Novo Mercado as soon as possible without material risk of exercise of the right of withdrawal by any holders of Vale’s class A preferred shares, based on the market price and book value. The current rules of the Novo Mercado do not permit the effective listing of Vale as long as the class A preferred shares remain outstanding.

For 6 months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal (“Lock-Up”), except for (i) the transfer of Vale’s shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares held by the Shareholders prior to the merger of Valepar.

The Company will keep its shareholders and the market duly informed about the next steps in connection with the consideration of the Proposal by the Company’s corporate bodies.

Rio de Janeiro, February 20, 2017

VALE S.A

LUCIANO SIANI

Investor Relations Executive Officer